CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
lazarus.rothstein@cdii.net
April 15, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	H. Roger Schwall, Assistant Director
Jenifer Gallagher
Karl Hiller, Branch Chief
Paker Morrill

Re:	China Direct Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2010 Filed December 23, 2010
Form 10-K/A for the fiscal year ended September 30, 2010 Filed January 28, 2011
Form 10-Q for the quarterly period ended December 31, 2010 filed February 14, 2011
File No. 001-33694

Ladies and Gentlemen:

China Direct Industries, Inc. (the “Company”) is in receipt of the staff’s comment letter dated April 1, 2011. Following are the Company’s responses to the staff’s comments contained in such letter.

Form 10-K for the fiscal year ended September 30, 2010

Changes in Internal Control, page 43

1.
We note your disclosure that there were no changes in your internal control over financial reporting identified in connection with the evaluation of your controls performed during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We also note your disclosure in your quarterly report on Form 10-Q for the quarter ended December 31, 2010 that there were no changes in your internal control over financial reporting identified in connection with the evaluation of your controls performed during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please reconcile these statements with your disclosure at page 43 of your annual report on Form 10-K for the fiscal year ended September 30, 2010 regarding remedial measures that you have taken with respect to the material weakness in your internal control over financial reporting.

RESPONSE: Although the Company has initiated some actions meant to address the material weaknesses identified in its Form 10-K for the fiscal year ended September 30, 2010, the Company believes that any changes in its internal control over financial reporting resulting from these initiatives were not significant for the Company’s first fiscal quarter, which ended December 31, 2011.  Implementation of the Company’s enterprise-wide financial software system did not begin until late in the Company’s second fiscal quarter, and the Company does not expect any significant changes in internal control over financial reporting related to this implementation until the fourth fiscal quarter of 2011.

Financial Statements

Note 2- Basis of Presentation and Summary of Significant Accounting Policies, page F-7

2.
We note your disclosure on page 8 explaining that you are subject to numerous laws and regulations relating to the protection of the environment.  Please disclose your accounting policy for recognizing and measuring environmental remediation obligations and the related accounting information to comply with FASB ASC 410-30-50 and FASB ASC 450-20-50

RESPONSE: The Company does not have any environmental remediation obligations, nor does it have any asset retirement obligations under ASC 410.  Furthermore, the Company does not believe it has any environmental remediation loss contingencies requiring recognition or disclosure in its financial statements.  The Company will disclose in future filings its policy regarding recognition of environmental remediation obligations.

3.
We note disclosure in the third paragraphs on pages 3 and 4 indicating that you have entered into supply agreements to obtain raw materials for your magnesium and Basic Metals segments.  Tell us why you have not identified these arrangements as concentrations in the notes to your financial statements as would appear to be required by FASB ASC 275-10-50.  In addition, if the fixed price supply agreements represent unconditional purchase obligations, you would need to provide the disclosures required by FASB ASC 440-10-50-4.

RESPONSE: The Company will disclose the concentrations regarding the purchase of raw materials in its financial statements in future filings.  The Company had  unconditional obligations to purchase a minimum of 200,000 cubic meters of coal gas per day at a fixed price under the terms of a supply agreement. The purchase obligation is not, however, material on an annualized basis.  The Company will disclose all material unconditional purchase obligations under its supply agreements in future filings.

Note 3- Acquisition of Ruiming Magnesium, page F-14

4.
We note you present pro forma information for fiscal 2010 that reflects the acquisition of Ruiming Magnesium as if it had occurred on October 1, 2009.  It appears you would also need to present pro forma information for fiscal 2009 that reflects the acquisition as if occurred on January 1, 2008, the first day or 2009 transition period, to comply with FASB ASC 805-10-50-2(h).  If disclosure of this information is not practicable, you would need to disclose that fact and explain why the disclosure is impracticable.

RESPONSE: The Company concurs with the staff’s comment that pro forma information should have been presented as if the acquisition had taken place on the first day of the 2009 transition period, which was January 1, 2009.  The Company will comply with the disclosure requirements of ASC 805-10-50-2(h) for all future material acquisitions.

Note 5-Comprehensive Income, page F-18

5.
Please disclose the accumulated balances for each classification presented in accumulated other comprehensive income as of September 30, 2010 and September 30, 2009 to comply with FASB ASC 220-10-45-14.

RESPONSE: The Company will disclose the accumulated balances for each classification presented within accumulated other comprehensive income in all future filings.

Note 10-Property Use Rights, page F-22

6.
We note your disclosure explaining that you capitalized acquisition costs for mining rights in connection with your acquisition of CDI Jixiang Metal in 2007.  As the current lease for these mining rights appears to have expired in October 2009, tell us how you concluded these capitalized costs are not impaired.

RESPONSE: The Company began the process of obtaining a 5-year renewal for the mining rights at this facility in early 2010.  The Company’s receipt of the renewal has been delayed due to changes in the Chinese governmental procedures in granting such renewals.  At no time subsequent to October 2009 has the Company had any indication that the mining rights would not ultimately be renewed.  Based on the Company’s periodic evaluation of its long-lived assets, the Company has concluded that none of the assets related to CDI Jixiang Metal are impaired.

Note 14- Segment Information, page F-31

7.
We note your disclosure on page 13 in which you discuss the risks associated with losing order volumes from major customers.  Tell us whether any single customer accounted for 10% or more of your total revenues and if so, please comply with the guidance of FASB ASC 280-10-50-42.

RESPONSE: No single customer accounted for more than 10% of the Company’s consolidated revenues for fiscal 2010 or the 2009 transition period.

Note 17 – Income Taxes, page F-33

8.
Tell us why you do not appear to consider deferred tax consequences when computing your income tax provision.  In addition, tell us why you do not report a deferred tax asset or liability, while showing a valuation allowance to offset a deferred tax asset that you believe will not be realized.  Provide all of the disclosures required to comply with FASB ASC 740-10-50; specifically address the applicability of the guidance identified in the following points.

•	Disclose information about any unrecognized tax benefits to comply with FASB ASC 740-10-50-15.

•	Disclose the amounts and expiration dates of operating loss and tax credit carryforwards to comply with FASB ASC 740-10-50-3.

RESPONSE: The Company’s net deferred tax assets and liabilities consisted solely of net operating loss carry forwards of $4.3 million and $4.4 million at September 30, 2010 and 2009, respectively, both of which were fully offset by a valuation allowance as the Company believes it is more likely than not that its deferred tax assets will not be realized.  The Company had approximately $11,000,000 of U.S. net operating loss carryforwards remaining at September 30, 2010 which begin to expire in 2026.  The Company does not have any unrecognized tax benefits requiring disclosure under FASB ASC 740-10-50-15.  The Company will include this information in future annual filings.

9.
Please explain to us the origin of the line item, “China reduced tax rate zones” appearing in the reconciliation of your income tax expense/benefit computed at the federal statutory rate to your actual tax provision on page F-34, and provide any disclosures required by SAB topic 11:C.

RESPONSE: The Company’s Chinese subsidiaries qualify as foreign investment enterprises (“FIE”s) operating in China and had been granted a special tax exemption period.  In the first two years that an FIE became profitable in China, they would be fully exempt from Chinese corporate tax, and in the following three years they would be granted a 50% reduction in tax.  This tax holiday expires December 31, 2012, after which time the Company’s Chinese subsidiaries would be subject to the income tax at the Chinese statutory rate. The Company will include the disclosures required by SAB Topic 11:C in future filings.

Note 19- Commitments and Contingencies, page F-35

10.
We note your disclosure explaining that your audit committee approved the establishment of a $7.4 million reserve for a contingent loss from discontinued operations reflecting your “entire investment in Pan Asia Magnesium and an estimate for legal fees.” Please clarify whether your “reserve” includes an impairment charge for your investment in Pan Asia Magnesium recorded under the guidance of FASB ASC 360 or an accrual for a loss related to the pending litigation recorded under the guidance of FASB ASC 450.  Tell us the nature of the accrued legal fees and the amount of this estimate.

RESPONSE: The $7.4 million charge that the Company recorded in its 2009 transition period was solely an impairment charge to reduce the carrying amount of the Company’s investment in Pan Asia Magnesium to zero.  There is no accrual for a loss related to the pending litigation, as the Company believes that such an accrual is not warranted by the facts and circumstances.  The Company has separately accrued estimated legal fees in the approximate amount of $0.3 million in connection with this litigation.  The Company will clarify the language in this disclosure in future filings.

Form 10-Q for Quarterly period ending December 31, 2010

Financial Statements

Note 11-Common Stock, page 15

11.
We note you disclosures explaining that you recorded adjustments to your financial statements to resolve improper accounting pertaining to contingent beneficial conversion features embedded in your preferred stock and warrants which needed to be recognized as derivative liabilities.

Tell us how you concluded that the adjustments made to your financial statements to properly account for these instruments should not be treated as corrections of errors in accordance with the guidance of FASB ASC 250.  Provide the analysis that you prepared in making this determination, showing how you considered the materiality of these errors on both a quantitative and qualitative basis, following the guidance in SAB Topics 1.M and 1.N.

RESPONSE: The Company evaluated, on a quantitative and qualitative basis, the materiality of these errors on its current and prior year financial statements, and deemed them to be immaterial.  The deemed dividends related to 2009 in the aggregate amount of $0.7 million is 2.4% of the Company’s loss attributable to common stockholders for the 2009 transition period and 5.6% of the Company’s income attributable to common stockholders expected in fiscal 2011.  The Company does not employ a single numerical “rule of thumb” in determining materiality, but performs a full analysis of all relevant considerations, in accordance with the staff’s guidance as outlined in Topic 1.M.  Based on the nature and origin of the misstatements and the Topic 1.M. guidance regarding the significance of the misstatement items to the users of the Company’s financial statements, the Company considers these adjustments to be immaterial.  The Company believes the misstatements do not change the overall characterization of the Company’s operating results in any of the identified periods and does not believe that deemed dividends related to a beneficial conversion feature for preferred stock or the fair value of warrants to purchase the Company’s common stock impact the investment decisions of current or prospective shareholders, nor would they change a reasonable person’s perception of the Company or overall assessment of the Company’s financial health or performance in any of the affected periods.  In reaching its conclusion on the materiality of these misstatements, the Company notes the following:

•	The misstatements did not mask a change in earnings or other trends.

•	The misstatements did not hide a failure to meet analysts' consensus expectations.

•	The misstatements do not change a loss into income or income into a loss in any of the affected periods.

•	The misstatements do not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company's operations or profitability.

•	There is no impact to any regulatory requirements as a result of or related to the recording of the misstatements.

•	There is no impact to any compliance or contractual requirements as a result of or related to the recording of the misstatements.

•	There is no impact on management’s compensation as a result of or related to the misstatements.

•	There is no concealment of an unlawful transaction as a result of or related to the recording of the misstatements

Evaluation of Disclosure Controls and Procedures, page 38

12.
We note your disclosure stating that your CEO and CFO concluded that your internal control over financial reporting was not effective as of December 31, 2010.  Please understand that while your certifying officers are only required to evaluate and conclude on the effectiveness of your internal control over financial reporting on an annual basis, they are required to evaluate and conclude on the effectiveness of your disclosure controls and procedures on a quarterly basis to comply with Item 307 of Regulation S-K.  Please disclose the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010.

RESPONSE: The Company’s management will evaluate and conclude on the effectiveness of the Company’s disclosure controls and procedures in future quarterly filings.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

In furtherance of the Company’s response to the staff’s April 1, 2011 comment letter on the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew X. Wang
Andrew X. Wang
Chief Financial Officer

cc:	Dr. James (Yuejian) Wang, CEO
Lazarus Rothstein
Sherb & Co., LLP
James M. Schneider